FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _____        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 69.15 g/t Au Over 14.15m at Golden Joint & Extends Lotto High-Grade to 225m Vertical Depth

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 24, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from 23 diamond drill holes designed to expand the high-grade gold mineralization at the Golden Joint and Lotto discoveries located within a 1km segment of the Appleton Fault Zone (‘AFZ’) north of the Keats Zone. This corridor is part of the +20km of prospective strike along the regional-scale Appleton and JBP fault zones on the Queensway project that New Found is targeting with a 400,000m drill campaign. The Queensway project comprises an approximately +1500km2 area with initial focus in areas accessed via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland.

Golden Joint and Lotto Highlights

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
NFGC-21-295	110.2	112.2	2.00	12.19	Lotto Main
NFGC-21-296	228	230.6	2.60	15.66	Lotto Main
NFGC-21-319	176.6	179	2.40	20.01	Lotto Main
And	315.3	317.35	2.05	23.08	Sunday
NFGC-21-333	61.4	64	2.60	11.67	Lotto Main
NFGC-21-338	282.65	284.8	2.15	25.31	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A	217.15	219.2	2.05	31.63	Lotto Main
NFGC-21-264	102	104.1	2.10	13.35	Golden Joint HW
NFGC-21-462	325.75	339.9	14.15	69.15	Golden Joint
Including	333.3	339.9	6.60	117.85
Table 1: Golden Joint and Lotto Drilling Highlights

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

  At Golden Joint, the intercept of 69.15 g/t Au over 14.15m in NFGC-21-462 demonstrates continuity and significant width of the high-grade vein that is now defined over a strike length of 250m and to a vertical depth of 300m (Figures 2, 4 and 5). The Golden Joint vein is located in the footwall to the AFZ, strikes approximately north-south, steeply dips to the west and is open in all directions.
  At Golden Joint HW, the gold zone is defined by a network of stockwork-style veining that is largely hosted within and adjacent to a thick greywacke bed and has now been defined over a strike length of 190m and to a vertical depth of 125m. The highlight interval of 13.35 g/t Au over 2.10m in NFGC-21-264 further defines the high-grade trend in the Golden Joint HW stockwork zone that strikes towards the east-northeast, dips moderately to the southeast and remains open in all directions (Figures 2, 4 and 5).
  At Lotto, the main high-grade gold vein has now been extended to a vertical depth of 225m with the intercept of 24.25 g/t Au over 2.20m in NFGC-367A and over a strike length of 200m (Figures 3, 4 and 6). The Lotto main vein is located approximately 150m east of the AFZ, strikes north-south, steeply dips to the east and is open in all directions.
  At Sunday, located between the main vein at Lotto and the Appleton Fault Zone (‘AFZ’), NFGC-21-319 intersected 23.08 g/t Au over 2.05m, 65m down-dip of the previously reported 18.1 g/t Au over 6.50m in NFGC-20-44 (see January 14, 2021, news release). The Sunday Zone is located in the footwall to the AFZ, strikes approximately north-south, dips moderately to the east and remains open in all directions (Figures 3, 4 and 6).

Melissa Render, P.Geo., VP Exploration for New Found, stated: “As drilling progresses along this segment of the Appleton Fault Zone, it is very apparent the role and importance of the AFZ as a crustal-scale thrust fault and likely source of the gold mineralizing fluids. All rocks in close proximity to the AFZ have the potential to host high-grade gold mineralization. It is important to note that the high-grade gold sits in structures adjacent to the AFZ within a damage zone that presents as a network of gold-bearing faults. Although the structural setting is complex, it is this complexity that is conducive to gold deposition. Identifying these key structural loci is essential for exploration success.

At Lotto for example, the current drill-defined depth and lateral continuity of the Lotto main vein of 300m x 225m is impressive, and drilling indicates that very high-grade shoots are developing where structures intersect and at distances 200m+ from the AFZ. This introduces a large prospective window surrounding this significant, regional-scale fault zone that transects the full 100+km length of the property. Exploration is working diligently to systematically drill-test this corridor whilst chasing the high-grade main veins at Lotto and Golden Joint to depth and along strike. Additionally, Sunday Zone is situated in a stratigraphic position identical to the Golden Joint Vein, in the immediate footwall to the AFZ. This structural intersection produces an important exploration target and one that we are seeing repeated along the length of the AFZ and that is currently being explored at Golden Joint.

Drilling to date has had a high success rate in intercepting high-grade gold hosted by these structures. One positive of this genetic model for high-grade gold emplacement is that the length of prospective structure to explore becomes many multiples of the strike length along the primary Appleton Fault Zone. When evaluating the over 2.6km corridor from Keats to Lotto the Company is at the very early stages of drill testing this structural network. As an orogenic gold system, the Company believes it is very probable that near surface high-grade gold mineralization will ultimately be traced to significant depth and that the extensive near surface gold almost certainly has been emplaced through a deep plumbing system following a network of fractures to depth. At this early stage in exploration drilling, work will focus on near surface targets, while dedicating a portion of the drill allocation to trace high-grade gold mineralization to depth.”

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the Appleton and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full 100km+ length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. This structural relationship is well illustrated in Figure 4 and demonstrates the currently defined vein and associated fault orientations based on structural interpretation and drilling to date along the 1km corridor from Golden Joint to Lotto. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units.

The Company’s current interpretation is that the high-grade gold mineralization being drilled at Queensway was deposited by gold mineralizing fluids penetrating this highly fractured and deformed meta-sedimentary sequence forming an extensive mineralized corridor surrounding the deep crustal-scale fault network that forms the Appleton Fault Zone. A significant amount of the high-grade gold mineralization is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

Golden Joint

Mineralization at Golden Joint occurs in two known structural settings, in the immediate footwall to the AFZ (Golden Joint) and in a more distal setting that is spatially associated with a thick, northeast striking greywacke unit (Golden Joint Hanging Wall (‘HW’). The main vein at Golden Joint trends north-south, is a steeply west dipping massive quartz vein with stylolitic and brecciated vein phases and occurs in the footwall shales adjacent to the AFZ (Figures 4 and 5). This vein is associated with a brittle fault zone and other vein arrays that are currently being modelled. Drilling to date indicates that there is a steep plunging high-grade domain; the current interpretation is that this zone of significant high-grade gold is occurring at the intersection between the AFZ and the main vein at Golden Joint. Modelling also suggests that intersections of the main vein at Golden Joint with other vein orientations is also producing zones of substantial gold enrichment. The Golden Joint HW Zone occurs within and along the contacts of a massive bed of greywacke. Mineralization tends to be characterized by stockwork-style veining that generally trends in an east-northeast orientation and dips moderately to the southeast. Significant deformation is also observed in this area and continued modelling is working to better understand this domain for targeted follow-up. Drilling will continue to follow and expand the domain of high-grade gold within the main vein at Golden Joint while targeting structural intersections along its projection in addition to drilling deeper extensions of the HW Zone.

Lotto

A majority of the exploration drilling to date at Lotto has been focused on testing the main vein. Like the Golden Joint main vein, it too strikes north-south but is steeply dipping to the east. This specific vein also occurs approximately 200m east of the AFZ, has been defined to a vertical depth of 225m and over a length of 200m (Figures 5 and 6). The Lotto main vein is spatially associated with a brittle-fault zone and is developed in close proximity to a narrow bed of greywacke. The lotto vein is often massive and vuggy with localized domains of brecciation. There is also an apparent high-grade domain that is interpreted to steeply plunge to the northeast. The vein at this location crosscuts the thin bed of greywacke but also, the presence of late brecciated vein phases suggest that there is a fault intersection at this location. Continued exploration drilling in this area will focus on expanding the Lotto main vein high-grade domain but will also shift to targeted exploration in the highly-prospective domain between the Lotto main vein and the AFZ. The Sunday Zone indicates the potential for expansion and repetition of vein intersections in the footwall to the AFZ and will be the focus for future drill testing.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-224	111.30	113.30	2.00	5.83	Lotto Main
And	242.00	244.00	2.00	1.23
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
NFGC-21-260	320.00	322.00	2.00	2.04	Sunday
And	328.80	331.10	2.30	1.77
NFGC-21-266	No Significant Values				Lotto Main
NFGC-21-271	No Significant Values				Lotto Main
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-303	253.75	257.50	3.75	6.37	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
And	183.60	186.00	2.40	1.17
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto FW
And	78.00	80.80	2.80	1.89
And	124.15	126.45	2.30	3.25	Lotto Main
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
NFGC-21-355	394.00	396.85	2.85	1.30	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-379	No Significant Values				Lotto Main
NFGC-21-382A	204.75	206.75	2.00	1.90	Lotto Main
And	213.00	215.10	2.10	1.33
And	218.00	220.10	2.10	2.80
NFGC-21-391	No Significant Values				Lotto Main
NFGC-21-399	No Significant Values				Lotto Main
NFGC-21-404A	202.00	204.10	2.10	1.50	Lotto Main
And	217.15	219.20	2.05	31.63
And	222.50	224.95	2.45	3.43
NFGC-21-409	230.05	232.20	2.15	3.09	Lotto Main
And	268.75	271.00	2.25	1.05
Table 2: Summary of results reported in this release for Lotto Zone

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. [2]Assays have been previously reported.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-249	59.80	64.15	4.35	1.04	Golden Joint HW
NFGC-21-252A	136.80	139.20	2.40	1.53	Golden Joint HW
NFGC-21-262	13.00	15.85	2.85	1.62	Golden Joint HW
And	163.60	165.95	2.35	1.49	Golden Joint
NFGC-21-264	102.00	104.10	2.10	13.35	Golden Joint HW
And	337.35	339.60	2.25	1.08	Golden Joint
And	353.55	355.55	2.00	2.36
NFGC-21-268A	165.15	167.40	2.25	2.12	Golden Joint HW
And	201.65	203.85	2.20	1.58
NFGC-21-281B	228.00	230.50	2.50	1.08	Golden Joint HW
And	238.00	240.00	2.00	2.91	Golden Joint
NFGC-21-287	223.00	225.00	2.00	2.34	Golden Joint HW
NFGC-21-294	No Significant Values				Golden Joint
NFGC-21-301	282.70	284.85	2.15	2.63	Golden Joint
And	288.45	291.60	3.15	2.26
NFGC-21-302	No Significant Values				Golden Joint
NFGC-21-326	No Significant Values				Golden Joint
NFGC-21-332	418.70	421.00	2.30	1.84	Golden Joint
NFGC-21-335	No Significant Values				Golden Joint
NFGC-21-343A	163.00	165.00	2.00	1.52	Golden Joint HW
NFGC-21-344B	No Significant Values				Golden Joint
NFGC-21-353	187.30	189.50	2.20	2.35	Golden Joint
NFGC-21-359	228.50	231.00	2.50	1.72	Golden Joint HW
And	403.60	405.75	2.15	1.77	Golden Joint
NFGC-21-365	No Significant Values				Golden Joint
NFGC-21-373	268.00	270.20	2.20	1.39	Golden Joint
NFGC-21-374	No Significant Values				Golden Joint
NFGC-21-389	294.35	296.60	2.25	5.91	Golden Joint HW
And	302.55	304.60	2.05	2.77
And	307.85	310.20	2.35	1.35
NFGC-21-453	No Significant Values				Golden Joint
NFGC-21-462	325.75	339.90	14.15	69.15	Golden Joint
Including	333.30	339.90	6.60	117.85
Table 3: Summary of results reported in this release for Golden Joint Zone

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. [2]Assays have been previously reported

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-224	298	-45.5	348	658981	5428902
NFGC-21-243	298	-50	323	659064	5428888
NFGC-21-249	299	-42	249	658503	5428353
NFGC-21-252A	299	-48	405	658595	5428386
NFGC-21-260	298	-45.5	354	659047	5428921
NFGC-21-262	298	-45	291	658500	5428325
NFGC-21-264	297	-45	438	658595	5428386
NFGC-21-266	299	-45.5	258	659037	5428874
NFGC-21-268A	298	-45.5	416	658523	5428312
NFGC-21-271	297	-49	294	659038	5428874
NFGC-21-281B	298	-48	471	658544	5428299
NFGC-21-287	299	-45	282	658637	5428361
NFGC-21-289	299	-45	345	659030	5428958
NFGC-21-294	299	-45.5	249	658536	5428447
NFGC-21-295	300	-45	128	659052	5429149
NFGC-21-296	299	-45.5	255	659058	5428943
NFGC-21-301	298	-48	383	658566	5428288
NFGC-21-302	299	-45.5	237	658554	5428438
NFGC-21-303	298.5	-46	279	659082	5428928
NFGC-21-319	299	-45.5	342	659010	5428998
NFGC-21-326	296	-47	195	658611	5428348
NFGC-21-332	298	-46	423	658588	5428303
NFGC-21-333	299	-45.5	336	658985	5429013
NFGC-21-335	299	-45.5	391	658597	5428413
NFGC-21-338	298	-45.5	312	659099	5428890
NFGC-21-343A	298	-48	404	658588	5428275
NFGC-21-344B	299	-48	447	658616	5428401
NFGC-21-353	285	-45.5	363	658522	5428283
NFGC-21-355	297.5	-52	438	659131	5428899
NFGC-21-359	298	-48	465	658638	5428389
NFGC-21-365	285	-45.5	314	658542	5428271
NFGC-21-367A	298	-47	369	659125	5428876
NFGC-21-373	285	-45	336	658564	5428259
NFGC-21-374	298	-48	492	658660	5428377
NFGC-21-379	298	-47	459	659176	5428846
NFGC-21-382A	299	-46.5	230	659036	5428986
NFGC-21-389	298.5	-45.5	350	658597	5428442
NFGC-21-391	299	-55	318	659067	5428857
NFGC-21-399	298	-46.5	339	659075	5429048
NFGC-21-404A	299	-48	374	659046	5429007
NFGC-21-409	299	-45.5	384	658978	5428873
NFGC-21-453	299	-46	354	658209	5428219
NFGC-21-462	298	-47.5	486	658590	5428331
Table 4: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 38% of the planned 400,000m program at Queensway has been drilled to date with approximately 21,400m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 90% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated March 24, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 38% complete. The Company is well funded for this program with a current working capital balance of approximately $111 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: March 24, 2022	By:	/s/ Craig Roberts,
Chief Executive Officer